Exhibit 99.1

Cango Inc. Reports Fourth Quarter and Full Year 2023 Unaudited Financial Results

SHANGHAI, March 11, 2024 /PRNewswire/ -- Cango Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced its unaudited financial results for the fourth quarter and full year of 2023.

Fourth Quarter 2023 Financial and Operational Highlights

•	Total revenues were RMB130.2 million (US$18.3 million), compared with RMB487.1 million in the same period of 2022. The total outstanding balance of financing transactions the Company facilitated was RMB10.0 billion (US$1.4 billion) as of December 31, 2023. M1+ and M3+ overdue ratios for all financing transactions that remained outstanding and were facilitated by the Company were 2.66% and 1.37%, respectively, as of December 31, 2023, compared with 2.42% and 1.24%, respectively, as of September 30, 2023.

•	Total balance of cash and cash equivalents, short-term investments and restricted cash - current - bank deposits held for short-term investments were RMB 3.3 billion (US$ 468.4 million) as of December 31, 2023. The liquidity improvement was primarily driven by the positive operating cashflow generated by the decreased working capital of car trading transactions, the collections of financing receivables, and the loan facilitation service fees.

Full Year 2023 Financial and Operational Highlights

•	Total revenues were RMB1.7 billion (US$239.7 million), compared with RMB2.0 billion in the full year of 2022. Car trading transactions revenues were RMB1.3 billion (US$184.5 million), or 77.0% of total revenues in the full year of 2023, compared with RMB1.6 billion in the full year of 2022.

•	In 2023, the company seamlessly merged new car service platform “Cango Haoche,” into “Cango U-car,” a specialized platform for used car transaction, to optimize resource allocation and enhance operational efficiency. The upgraded "Cango U-car" APP covers historical vehicle condition reports, vehicle appraisal and inspection, logistics and delivery services, insurance and supply chain financing facilitation, etc.

Mr. Jiayuan Lin, Chief Executive Officer of Cango, commented, “2023 was a challenging year. Despite a long-term recovery trend, short-term influences resulted in a slower-than-expected recovery pace and depressed consumer confidence. In the automobile sector, intense competition hastened the survival of the fittest, transforming the industry landscape. “

“With keen insight into market conditions and industry trends, Cango strategically consolidated its two platforms, ‘Cango Haoche’ for new cars and ‘Cango U-car’ for used cars, into a single integrated ‘Cango U-car’ APP in 2023. Servicing as an online marketplace, ‘Cango U-car’ connects upstream vehicle suppliers, aftermarket service providers, and downstream small car dealers in lower-tier cities and provides comprehensive services across three major scenarios, including online auctions, dealer transaction facilitation, and deal assistance to brokers. “

“Our dynamic online marketplace featuring third-party and self-operated stores continues to drive progress across the platform. In the fourth quarter, the total number of upstream third-party seller stores on the platform reached 38, offering new cars, used cars, and traffic generation services. In the fourth quarter, ‘Cango U-car’ provided services to 3,499 small online car dealers and facilitated a total of 530 used car transactions.”

“Beyond ‘Cango U-car’, we plan to establish a preferred website for overseas buyers seeking Chinese used cars. Leveraging Cango’s rich experience and market know-how, we established an interactive and export service website for used car information in March 2024, catering to auto dealers in emerging and developing countries to provide them with easy access to China’s abundant automobile-related resources.”

“Moving into 2024, we will continue to leverage technology to broaden our presence across the domestic and international automotive value chain. With our comprehensive, end-to-end service model and efficient operations, we will explore business opportunities inside and outside of China,” concluded Mr. Lin.

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, "China’s uneven economic recovery impacted our business throughout 2023. In addition to our integration of ‘Cango Haoche’ and ‘Cango U-car’, we implemented various cost optimization measures to address the automotive market’s evolution. We are confident that our streamlined model and online marketplace will increase our competitiveness across the industry value chain. For 2024, we will continue refining and building ‘Cango U-Car’ while exploring international growth opportunities."

Fourth Quarter 2023 Financial Results

REVENUES

Total revenues in the fourth quarter of 2023 were RMB130.2 million (US$18.3 million) compared with RMB487.1 million in the same period of 2022. The guarantee income, which represented the fee income earned on the non-contingent aspect of a guarantee, in the fourth quarter of 2023 was RMB42.1 million (US$5.9 million) which was presented separately from contingent aspect of a guarantee pursuant to the adoption of ASC 326 since January 1, 2023.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the fourth quarter of 2023 were RMB159.1 million (US$22.4 million) compared with RMB698.7 million in the same period of 2022.

•	Cost of revenue in the fourth quarter of 2023 decreased to RMB110.9 million (US$15.6 million) from RMB481.7 million in the same period of 2022. As a percentage of total revenues, cost of revenue in the fourth quarter of 2023 was 85.1% compared with 98.9% in the same period of 2022.

•	Sales and marketing expenses in the fourth quarter of 2023 decreased to RMB4.4 million (US$0.6 million) from RMB19.2 million in the same period of 2022. As a percentage of total revenues, sales and marketing expenses in the fourth quarter of 2023 was 3.4% compared with 4% in the same period of 2022.

•	General and administrative expenses in the fourth quarter of 2023 decreased to RMB45.6 million (US$6.4 million) from RMB66.2 million in the same period of 2022. As a percentage of total revenues, general and administrative expenses in the fourth quarter of 2023 was 35.0% compared with 13.6% in the same period of 2022.

•	Research and development expenses in the fourth quarter of 2023 decreased to RMB7.3 million (US$1.0 million) from RMB8.4 million in the same period of 2022. As a percentage of total revenues, research and development expenses in the fourth quarter of 2023 was 5.6% compared with 1.7% in the same period of 2022.

•	Net loss on contingent risk assurance liabilities in the fourth quarter of 2023 was RMB22.2 million (US$3.1 million).

•	Net recovery on provision for credit losses in the fourth quarter of 2023 was RMB31.2 million (US$4.4 million). The recovery was primarily due to the positive impact from the collections of financing receivables.

LOSS FROM OPERATIONS

Loss from operations in the fourth quarter of 2023 decreased to RMB28.9 million (US$4.1 million) from RMB211.6 million in the same period of 2022.

NET LOSS

Net loss in the fourth quarter of 2023 was RMB103.8 million (US$14.6 million). Non-GAAP adjusted net loss in the fourth quarter of 2023 was RMB99.2 million (US$14.0 million). Non-GAAP adjusted net loss excludes the impact of share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measure."

NET LOSS PER ADS

Basic and diluted net loss per American Depositary Share (the “ADS”) in the fourth quarter of 2023 were both RMB0.95 (US$0.13). Non-GAAP adjusted basic and diluted net loss per ADS in the fourth quarter of 2023 were both RMB0.91 (US$0.13). Each ADS represents two Class A ordinary shares of the Company.

BALANCE SHEET

•	As of December 31, 2023, the Company had cash and cash equivalents of RMB1.0 billion (US$143.7 million), compared with RMB665.6 million as of September 30, 2023.

•	As of December 31, 2023, the Company had short-term investments of RMB635.1 million (US$89.4 million), while the Company had restricted cash - current - bank deposits held for short-term investments of RMB1.7 billion (US$ 235.2 million). As of September 30, 2023, the Company had short-term investments of RMB2.4 billion.

Full Year 2023 Financial Results

REVENUES

Total revenues in the full year of 2023 were RMB1.7 billion (US$239.7 million) compared with RMB2.0 billion in the full year of 2022. Revenues from car trading transactions in the full year of 2023 were RMB1.3 billion (US$184.5 million), or 77.0% of total revenues in the full year of 2023, compared with RMB1.6 billion in the full year of 2022.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the full year of 2023 were RMB1.8 billion (US$250.1 million) compared with RMB2.9 billion in the full year of 2022.

•	Cost of revenue in the full year of 2023 decreased to RMB1.5 billion (US$212.9 million) from RMB1.8 billion in the full year of 2022. As a percentage of total revenues, cost of revenue in the full year of 2023 was 88.8% compared with 92.4% in the full year of 2022.

•	Sales and marketing expenses in the full year of 2023 decreased to RMB38.9 million (US$5.5 million) from RMB132.8 million in the full year of 2022. As a percentage of total revenues, sales and marketing expenses in the full year of 2023 was 2.3% compared with 6.7% in the full year of 2022.

•	General and administrative expenses in the full year of 2023 decreased to RMB157.0 million (US$22.1 million) from RMB299.5 million in the full year of 2022. As a percentage of total revenues, general and administrative expenses in the full year of 2023 was 9.2% compared with 15.1% in the full year of 2022.

•	Research and development expenses in the full year of 2023 decreased to RMB30.1 million (US$4.2 million) from RMB46.0 million in the full year of 2022. As a percentage of total revenues, research and development expenses in the full year of 2023 was 1.8% compared with 2.3% in the full year of 2022.

•	Net loss on contingent risk assurance liabilities in the full year of 2023 was RMB25.6 million (US$3.6 million).

•	Net recovery on provision for credit losses in the full year of 2023 was RMB136.5 million (US$19.2 million).

•	Impairment loss from goodwill in the full year of 2023 was RMB 148.7 million (US$20.9 million).

LOSS FROM OPERATIONS

Loss from operations in the full year of 2023 was RMB73.8 million (US$10.4 million), compared with RMB947.1 million in the full year of 2022.

NET LOSS/ INCOME

Net loss in the full year of 2023 was RMB37.9 million (US$5.3 million). Non-GAAP adjusted net income in the full year of 2023 was RMB0.6 million (US$0.09 million). Non-GAAP adjusted net income excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET LOSS/ INCOME PER ADS

Basic and diluted net loss per ADS in the full year of 2023 were both RMB0.31 (US$0.04). Non-GAAP adjusted basic and diluted net income per ADS in the full year of 2023 were RMB0.01 (US$0.00) and RMB0.00 (US$0.00), respectively. Each ADS represents two Class A ordinary shares of the Company.

Business Outlook

For the first quarter of 2024, the Company expects total revenues to be between RMB50 million and RMB100 million. This forecast reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Share Repurchase Program

Pursuant to the share repurchase program announced on April 21, 2023, the Company had repurchased 26.1 million ADSs with cash in the aggregate amount of approximately US$33.7 million up to December 31, 2023. In addition to open market transactions, the Company repurchased 2.3 million Class A ordinary shares and 5.5 million Class A ordinary shares respectively from two institutional investors in privately negotiated transactions for an aggregate purchase price of approximately US$2.9 million and US$6.8 million, respectively. The Company settled the transactions in January 2024. The two institutional investors are independent third parties to the Company and not related to any director or executive officer of the Company. The two transactions enabled the Company to repurchase more shares than otherwise available from open market, and through a single transaction, increased the average value per share to all remaining shareholders of the Company.

Conference Call Information

The Company’s management will hold a conference call on Monday, March 11, 2024, at 9:00 P.M. Eastern Time or Tuesday, March 12, 2024, at 9:00 A.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
Mainland China Toll Free:	4001-201-203
Hong Kong, China Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through March 18, 2024 by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Access Code:	8622118

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.cangoonline.com/.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China, connecting car buyers, dealers, financial institutions, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and has a nationwide network. Leveraging its competitive advantages in technological innovation and big data, Cango has established an automotive supply chain ecosystem, and developed a matrix of products centering on customer needs for auto transactions, auto financing and after-market services. By working with platform participants, Cango endeavors to make car purchases simple and enjoyable, and make itself customers’ car purchase service platform of choice. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

The Company defines “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

The Company defines “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net income (loss), a Non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the Non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net income (loss) as net income (loss) excluding share-based compensation expenses. The Company presents the Non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income (loss) enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the Non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income (loss) is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using Non-GAAP adjusted net income (loss) is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of Non-GAAP adjusted net income (loss). Further, the Non-GAAP measure may differ from the Non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the Non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Cango's Non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0999 to US$1.00, the noon buying rate in effect on December 29, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the "Business Outlook" section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango's goal and strategies; Cango's expansion plans; Cango's future business development, financial condition and results of operations; Cango's expectations regarding demand for, and market acceptance of, its solutions and services; Cango's expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Twitter: https://twitter.com/Cango_Group

Helen Wu

Piacente Financial Communications

Tel: +86 10 6508 0677

Email: ir@cangoonline.com

CANGO INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data）

	As of December 31, 2022	As of December 31, 2023
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	378,917,318	1,020,604,191	143,749,094
Restricted cash - current - bank deposits held for short-term investments	-	1,670,006,785	235,215,536
Restricted cash - current - others	152,688,510	14,334,937	2,019,034
Short-term investments	1,941,432,848	635,070,394	89,447,794
Accounts receivable, net	266,836,951	64,791,709	9,125,721
Finance lease receivables - current, net	799,438,656	200,459,435	28,234,121
Financing receivables, net	73,818,025	29,522,035	4,158,092
Short-term contract asset	500,389,654	170,623,200	24,031,775
Prepayments and other current assets	1,356,822,028	78,606,808	11,071,537
Total current assets	5,470,343,990	3,884,019,494	547,052,704

Non-current assets:
Restricted cash - non-current	750,877,306	583,380,417	82,167,413
Goodwill	148,657,971	-	-
Property and equipment, net	14,689,988	8,239,037	1,160,444
Intangible assets	48,317,878	48,373,192	6,813,222
Long-term contract asset	173,457,178	36,310,769	5,114,265
Deferred tax assets	62,497,781	-	-
Finance lease receivables - non-current, net	260,049,967	36,426,617	5,130,582
Operating lease right-of-use assets	80,726,757	47,154,944	6,641,635
Other non-current assets	6,633,517	4,705,544	662,762
Total non-current assets	1,545,908,343	764,590,520	107,690,323
TOTAL ASSETS	7,016,252,333	4,648,610,014	654,743,027

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	349,299,134	39,071,500	5,503,106
Long-term debts—current	565,143,340	926,237	130,458
Accrued expenses and other current liabilities	890,836,699	206,877,626	29,138,104
Deferred guarantee income	-	86,218,888	12,143,676
Contingent risk assurance liabilities	-	125,140,991	17,625,740
Risk assurance liabilities	402,303,421	-	-
Income tax payable	313,406,680	311,904,279	43,930,799
Short-term lease liabilities	9,913,073	7,603,380	1,070,914
Total current liabilities	2,530,902,347	777,742,901	109,542,797

Non-current liabilities:
Long-term debts	75,869,353	712,023	100,286
Deferred tax liability	10,724,133	10,724,133	1,510,463
Long-term operating lease liabilities	76,533,208	42,228,435	5,947,751
Other non-current liabilities	314,287	226,035	31,836
Total non-current liabilities	163,440,981	53,890,626	7,590,336
Total liabilities	2,694,343,328	831,633,527	117,133,133

Shareholders’ equity
Ordinary shares	204,260	204,260	28,769
Treasury shares	(559,005,216)	(773,130,748)	(108,893,188)
Additional paid-in capital	4,805,240,472	4,813,679,585	677,992,589
Accumulated other comprehensive income	66,359,902	111,849,166	15,753,626
Retained earnings	9,109,587	(335,625,776)	(47,271,902)
Total Cango Inc.’s equity	4,321,909,005	3,816,976,487	537,609,894
Total shareholders' equity	4,321,909,005	3,816,976,487	537,609,894
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,016,252,333	4,648,610,014	654,743,027

CANGO INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the three months ended			For the years ended
	December 31, 2022	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues	487,118,297	130,237,183	18,343,524	1,980,453,461	1,701,918,741	239,710,241
Loan facilitation income and other related income	11,220,332	(7,656,161)	(1,078,348)	146,428,758	19,962,063	2,811,598
Guarantee income	-	42,110,239	5,931,103	-	212,121,156	29,876,640
Leasing income	27,971,392	7,272,645	1,024,331	155,522,046	57,430,571	8,088,927
After-market services income	15,752,500	24,023,492	3,383,638	71,456,769	65,388,466	9,209,773
Automobile trading income	431,145,715	53,203,912	7,493,614	1,596,306,698	1,309,633,693	184,458,048
Others	1,028,358	11,283,056	1,589,186	10,739,190	37,382,792	5,265,255
Operating cost and expenses:
Cost of revenue	481,743,466	110,877,885	15,616,823	1,830,089,773	1,511,863,115	212,941,466
Sales and marketing	19,247,674	4,375,457	616,270	132,779,488	38,921,589	5,481,991
General and administrative	66,178,999	45,646,503	6,429,175	299,545,363	156,966,463	22,108,264
Research and development	8,442,599	7,272,969	1,024,376	45,958,842	30,114,175	4,241,493
Net loss on contingent risk assurance liabilities	-	22,156,496	3,120,677	-	25,631,610	3,610,137
Net loss on risk assurance liabilities	62,845,054	-	-	299,863,403	-	-
Provision (net recovery on provision) for credit losses	60,245,674	(31,224,666)	(4,397,902)	319,359,716	(136,485,155)	(19,223,532)
Impairment loss from goodwill	-	-	-	-	148,657,971	20,938,037
Total operation cost and expense	698,703,466	159,104,644	22,409,419	2,927,596,585	1,775,669,768	250,097,856

Loss from operations	(211,585,169)	(28,867,461)	(4,065,895)	(947,143,124)	(73,751,027)	(10,387,615)
Interest income, net	16,611,787	20,183,627	2,842,804	43,732,652	79,164,929	11,150,147
Net gain (loss) on equity securities	3,493,202	8,653,285	1,218,790	(9,810,585)	24,093,019	3,393,431
Interest expense	(5,116,136)	-	-	(16,809,263)	(4,099,783)	(577,442)
Foreign exchange (loss) gain, net	(1,400,017)	(1,247,296)	(175,678)	5,918,231	1,099,229	154,823
Other income, net	10,753,821	1,297,133	182,697	52,066,718	30,701,851	4,324,265
Other expenses	(677,955)	(1,256,297)	(176,946)	(2,465,972)	(1,624,789)	(228,847)
Net (loss) income before income taxes	(187,920,467)	(1,237,009)	(174,228)	(874,511,343)	55,583,429	7,828,762
Income tax expenses	(371,015,445)	(102,541,409)	(14,442,655)	(236,696,540)	(93,456,703)	(13,163,101)
Net loss	(558,935,912)	(103,778,418)	(14,616,883)	(1,111,207,883)	(37,873,274)	(5,334,339)
Net loss income attributable to Cango Inc.’s shareholders	(558,935,912)	(103,778,418)	(14,616,883)	(1,111,207,883)	(37,873,274)	(5,334,339)
Loss per ADS attributable to ordinary shareholders:
Basic	(4.13)	(0.95)	(0.13)	(8.11)	(0.31)	(0.04)
Diluted	(4.13)	(0.95)	(0.13)	(8.11)	(0.31)	(0.04)
Weighted average ADS used to compute earnings per ADS attributable to ordinary shareholders:
Basic	135,295,444	109,101,164	109,101,164	137,042,445	121,524,393	121,524,393
Diluted	135,295,444	109,101,164	109,101,164	137,042,445	121,524,393	121,524,393

Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment	(44,517,473)	(34,347,812)	(4,837,788)	253,877,012	45,489,264	6,407,029

Total comprehensive (loss) income	(603,453,385)	(138,126,230)	(19,454,671)	(857,330,871)	7,615,990	1,072,690
Total comprehensive (loss) income attributable to Cango Inc.’s shareholders	(603,453,385)	(138,126,230)	(19,454,671)	(857,330,871)	7,615,990	1,072,690

CANGO INC. RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data

	For the three months ended			For the years ended
	December 31, 2022	December 31, 2023		December 31, 2022	December 31, 2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(558,935,912)	(103,778,418)	(14,616,883)	(1,111,207,883)	(37,873,274)	(5,334,339)

Add: Share-based compensation expenses	19,076,738	4,592,933	646,901	158,522,520	38,490,513	5,421,275
Cost of revenue	841,248	266,712	37,566	4,160,056	2,187,338	308,080
Sales and marketing	3,551,173	968,854	136,460	14,691,410	7,715,989	1,086,774
General and administrative	13,780,228	3,120,759	439,550	135,888,877	26,831,755	3,779,174
Research and development	904,089	236,608	33,325	3,782,177	1,755,431	247,247

Non-GAAP adjusted net (loss) income	(539,859,174)	(99,185,485)	(13,969,982)	(952,685,363)	617,239	86,936
Net (loss) income attributable to Cango Inc.’s shareholders	(539,859,174)	(99,185,485)	(13,969,982)	(952,685,363)	617,239	86,936

Non-GAAP adjusted net (loss) income per ADS-basic	(3.99)	(0.91)	(0.13)	(6.95)	0.01	0.00
Non-GAAP adjusted net (loss) income per ADS-diluted	(3.99)	(0.91)	(0.13)	(6.95)	0.00	0.00

Weighted average ADS outstanding—basic	135,295,444	109,101,164	109,101,164	137,042,445	121,524,393	121,524,393
Weighted average ADS outstanding—diluted	135,295,444	109,101,164	109,101,164	137,042,445	126,940,244	126,940,244